PRESS RELEASE

CN Reports Strong First Quarter Operational and Commercial Performance

•Record revenue ton miles (RTMs) for a first quarter, increasing 3% year over year
•Free cash flow for the first quarter was C$900 million, an increase of 44%, consisting of net cash provided by operating activities of C$1,265 million and net cash used in investing activities of C$365 million (1)
•Best first quarter employee productivity in the last five years
•Record fuel efficiency performance in a first quarter
•First quarter diluted earnings per share (EPS) growth of 1%, or a decrease of 3% on an adjusted basis and a decrease of 1% on an adjusted basis at constant currency (1)
•Repurchased approximately 6 million shares in the first quarter for C$869 million

MONTREAL, April 29, 2026 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2026.

“I want to thank the entire CN team for delivering on our plan, despite ongoing uncertainty in the macro environment. Our strong commercial and operating performance allow us to fully leverage the strength of our network, enabling us to capture incremental volume. We remain firmly focused on safety, tight execution, cost control and capital discipline.”

–Tracy Robinson, President and Chief Executive Officer, CN

First-Quarter 2026 Results Highlights
In the first quarter, CN saw improvements across operating metrics, with strong commercial and service performance. Gross ton miles (GTMs) increased by 3% to 118,389 (millions), while revenue ton miles (RTMs) increased by 3% to 61,834 (millions) setting a new first quarter record. The Company delivered diluted earnings per share (EPS) of C$1.87, an increase of 1%, and adjusted diluted EPS of C$1.80, a decrease of 3%, or C$1.83 on an adjusted basis at constant currency, a decrease of 1%. (1)

The quarter’s operating performance reflects the Company’s continued priority on improving network execution and reliability as well as its ability to capture demand in markets that remain resilient amid an uncertain macro-economic environment. Financial performance in the quarter was negatively impacted by higher year-over-year costs related to winter conditions, incidents and a higher effective tax rate.

Quarterly Financial Results Highlights
First-quarter 2026 compared to first-quarter 2025
•Revenues of C$4,379 million, a decrease of C$24 million, or 1%.
•Operating income of C$1,549 million, a decrease of C$61 million, or 4%, and adjusted operating income of C$1,566 million, a decrease of C$44 million, or 3%. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 64.6%, an increase of 120 basis points, and adjusted operating ratio of 64.2%, an increase of 80 basis points. (1)
•Net income of C$1,146 million, a decrease of C$15 million, or 1%, and adjusted net income of C$1,102 million, a decrease of C$59 million, or 5%. (1)
•Diluted EPS of C$1.87, an increase of 1% and adjusted diluted EPS of C$1.80, a decrease of 3%, or C$1.83 on an adjusted basis at constant currency, a decrease of 1%. (1)
•Free cash flow for the first quarter of 2026 was C$900 million, an increase of C$274 million, or 44%, consisting of net cash provided by operating activities of C$1,265 million and net cash used in investing activities of C$365 million. (1)
•Adjusted EBITDA reported for the twelve months ended March 31, 2026 of C$8,679 million, an increase of 3%. (1)
•Adjusted debt-to-adjusted EBITDA of 2.65 times as at and for the twelve months ended March 31, 2026. (1)
•The Company repurchased close to 6 million shares in the first quarter of 2026 for C$869 million.

CN | 2026 Quarterly Review – First Quarter 1

PRESS RELEASE

“Our focus is on strong execution. That means getting the fundamentals right every day and delivering consistently for our customers. The discipline the team is bringing to how we run the network and deploy our assets drove productivity gains and a new first quarter record for fuel efficiency. It’s helping us build a more efficient operation that better supports our customers’ needs.”

–Patrick Whitehead, Executive Vice-President and Chief Operating Officer, CN

Quarterly Operating Performance Highlights *
First-quarter 2026 compared to first-quarter 2025
•Gross ton miles (GTMs) increased 3% to 118,389 (millions).
•Revenue ton miles (RTMs) increased 3% to 61,834 (millions), a new first quarter record.
•Through dwell decreased by 4% to 7.5 (entire railroad, hours).
•Car velocity increased by 6% to 201 (car miles per day).
•Through network train speed increased by 6% to 18.7 (mph).
•Record first quarter fuel efficiency of 0.892 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), was 3% more efficient.
•Train length increased by 2% to 7,873 (feet).
•GTMs per average number of employees increased 8% to 5,026 (thousands), the best employee productivity in the last five years.
•Operating expenses per GTM decreased 2% to 2.39 (cents).

* Statistical operating data and key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

Dividends
CN's Board of Directors has approved a second-quarter 2026 dividend on the Company’s common shares outstanding. A quarterly dividend of ninety-one and a half cents (C$0.9150) per common share will be paid on June 30, 2026, to shareholders of record at the close of business on June 9, 2026.

2026 financial guidance (1)(2)
CN continues to assume that volume growth in terms of RTMs will be flattish. The Company continues to expect that adjusted diluted EPS growth will slightly exceed volume growth.

In 2026, CN still plans to invest approximately C$2.8 billion in its capital program, net of amounts reimbursed by customers. The Company also expects to continue improving its free cash flow conversion throughout 2026.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 8:30 a.m. Eastern Time on April 29. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 9281112 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's outlook, guidance or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

2 CN | 2026 Quarterly Review – First Quarter

PRESS RELEASE
2026 key assumptions
CN has made a number of economic and market assumptions in preparing its 2026 outlook. The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company continues to assume that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages. CN continues to assume RTM growth will be flattish. CN now assumes that in 2026, the value of the Canadian dollar in U.S. currency will be $0.73 (compared to its January 30, 2026 assumption of $0.715), and now assumes that in 2026 the average price of crude oil (West Texas Intermediate) will be in the range of US$80 - US$110 per barrel (compared to its January 30, 2026 assumption in the range of US$60-US$70 per barrel). The Company notes there is a heightened demand risk as a result of volatile macroeconomic conditions, geopolitical conflicts and global trade tensions.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN’s annual and interim reports. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President, Investor Relations
Media Relations	and Special Projects
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2026 Quarterly Review – First Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended March 31
	2026	2025
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,379	4,403
Freight revenues ($ millions)	4,267	4,288
Operating income ($ millions)	1,549	1,610
Adjusted operating income ($ millions) (2)(3)	1,566	1,610
Net income ($ millions)	1,146	1,161
Adjusted net income ($ millions) (2)(3)	1,102	1,161
Diluted earnings per share ($)	1.87	1.85
Adjusted diluted earnings per share ($) (2)(3)	1.80	1.85
Net cash provided by operating activities ($ millions)	1,265	1,164
Net cash used in investing activities ($ millions)	365	538
Free cash flow ($ millions) (2)(4)	900	626
Gross property additions ($ millions)	439	519
Share repurchases ($ millions)	869	101
Dividends per share ($)	0.9150	0.8875
Financial ratio
Operating ratio (%) (5)	64.6	63.4
Adjusted operating ratio (%) (2)(3)	64.2	63.4
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	118,389	114,843
Revenue ton miles (RTMs) (millions)	61,834	60,049
Carloads (thousands)	1,336	1,313
Route miles (includes Canada and the U.S., end of period)	18,900	18,900
Employees (end of period)	23,541	24,911
Employees (average for the period)	23,554	24,627
Key operating measures
Freight revenue per RTM (cents)	6.90	7.14
Freight revenue per carload ($)	3,194	3,266
GTMs per average number of employees (thousands)	5,026	4,663
Operating expenses per GTM (cents)	2.39	2.43
Labor and fringe benefits expense per GTM (cents)	0.77	0.80
Diesel fuel consumed (US gallons in millions)	105.6	105.3
Average fuel price ($ per US gallon)	4.19	4.39
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.892	0.917
Train weight (tons)	9,296	9,078
Train length (feet)	7,873	7,708
Car velocity (car miles per day)	201	189
Through dwell (entire railroad, hours)	7.5	7.8
Through network train speed (miles per hour)	18.7	17.7
Locomotive utilization (trailing GTMs per total horsepower)	197	183
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.24	1.11
Accident rate (per million train miles)	2.27	2.04
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2026 Quarterly Review – First Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended March 31
	2026	2025	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	928	915	1%	4%
Metals and minerals	468	523	(11%)	(7%)
Forest products	434	494	(12%)	(9%)
Coal	219	246	(11%)	(9%)
Grain and fertilizers	1,049	951	10%	13%
Intermodal	962	940	2%	4%
Automotive	207	219	(5%)	(2%)
Total freight revenues	4,267	4,288	—%	2%
Other revenues	112	115	(3%)	—%
Total revenues	4,379	4,403	(1%)	2%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,684	11,836	7%	7%
Metals and minerals	6,056	6,752	(10%)	(10%)
Forest products	4,912	5,387	(9%)	(9%)
Coal	4,827	5,446	(11%)	(11%)
Grain and fertilizers	19,525	17,250	13%	13%
Intermodal	13,063	12,586	4%	4%
Automotive	767	792	(3%)	(3%)
Total RTMs	61,834	60,049	3%	3%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.32	7.73	(5%)	(3%)
Metals and minerals	7.73	7.75	—%	3%
Forest products	8.84	9.17	(4%)	—%
Coal	4.54	4.52	—%	2%
Grain and fertilizers	5.37	5.51	(3%)	—%
Intermodal	7.36	7.47	(1%)	—%
Automotive	26.99	27.65	(2%)	1%
Total freight revenue / RTM	6.90	7.14	(3%)	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	170	163	4%	4%
Metals and minerals	214	213	—%	—%
Forest products	67	73	(8%)	(8%)
Coal	108	118	(8%)	(8%)
Grain and fertilizers	195	178	10%	10%
Intermodal	534	517	3%	3%
Automotive	48	51	(6%)	(6%)
Total carloads	1,336	1,313	2%	2%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,459	5,613	(3%)	—%
Metals and minerals	2,187	2,455	(11%)	(8%)
Forest products	6,478	6,767	(4%)	(1%)
Coal	2,028	2,085	(3%)	(1%)
Grain and fertilizers	5,379	5,343	1%	3%
Intermodal	1,801	1,818	(1%)	—%
Automotive	4,313	4,294	—%	4%
Total freight revenue / carload	3,194	3,266	(2%)	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2026 Quarterly Review – First Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months ended March 31, 2026, the Company's adjusted net income was $1,102 million, or $1.80 per diluted share, which excludes:
•the sale of a portion of the Newmarket subdivision located in Washago and Sunbridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million, or $57 million after-tax ($0.09 per diluted share) recorded in Other income within the Consolidated Statements of Income; and
•advisory costs related to the analysis and advocacy for the U.S. Surface Transportation Board (STB) enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern of $17 million, or $13 million after-tax ($0.02 per diluted share) recorded in Purchased services and material within the Consolidated Statements of Income.

For the three months ended March 31, 2025, the Company's net income was $1,161 million, or $1.85 per diluted share. There were no adjustments in the first quarter of 2025.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:
6 CN | 2026 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

	Three months ended March 31
In millions, except per share data	2026	2025
Net income	$1,146	$1,161
Adjustments:
Operating expense adjustment:
Advisory costs related to rail consolidation matters	17	—
Non-operating expense adjustment:
Gain on disposal of property	(66)	—
Tax adjustment:
Tax effect of adjustments (1)	5	—
Total adjustments	$(44)	$—
Adjusted net income	$1,102	$1,161
Diluted earnings per share	$1.87	$1.85
Impact of adjustments, per share	(0.07)	—
Adjusted diluted earnings per share	$1.80	$1.85
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months ended March 31, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentages	2026	2025
Operating income	$1,549	$1,610
Adjustment:
Advisory costs related to rail consolidation matters	17	—
Total adjustment	$17	$—
Adjusted operating income	$1,566	$1,610

Operating expenses	$2,830	$2,793
Total adjustments	(17)	—
Adjusted operating expenses	$2,813	$2,793

Operating ratio	64.6%	63.4%
Impact of adjustments	(0.4)%	—%
Adjusted operating ratio	64.2%	63.4%

CN | 2026 Quarterly Review – First Quarter 7

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2026 and 2025, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2026	2025
Net cash provided by operating activities	$1,265	$1,164
Net cash used in investing activities	(365)	(538)
Free cash flow	$900	$626

8 CN | 2026 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.372 and $1.435 per US$1.00 for the three months ended March 31, 2026 and 2025 respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2026 would have been higher by $21 million ($0.03 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2026:

	Three months ended March 31
In millions, except per share data	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$928	$24	$915	4%
Metals and minerals	468	16	523	(7%)
Forest products	434	15	494	(9%)
Coal	219	4	246	(9%)
Grain and fertilizers	1,049	22	951	13%
Intermodal	962	11	940	4%
Automotive	207	7	219	(2%)
Total freight revenues	4,267	99	4,288	2%
Other revenues	112	3	115	—%
Total revenues	4,379	102	4,403	2%
Operating expenses
Labor and fringe benefits	914	17	920	(1%)
Purchased services and material	623	8	577	(9%)
Fuel	483	23	518	2%
Depreciation and amortization	484	9	493	—%
Equipment rents	112	4	118	2%
Other	214	5	167	(31%)
Total operating expenses	2,830	66	2,793	(4%)
Operating income	1,549	36	1,610	(2%)
Interest expense	(234)	(8)	(233)	(4%)
Other components of net periodic benefit income	133	—	125	6%
Other income	73	—	25	192%
Income before income taxes	1,521	28	1,527	1%
Income tax expense	(375)	(7)	(366)	(4%)
Net income	$1,146	$21	$1,161	1%
Diluted earnings per share	$1.87	$0.03	$1.85	3%

Adjusted net income (1)	$1,102	$21	$1,161	(3%)
Adjusted diluted earnings per share (1)	$1.80	$0.03	$1.85	(1%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures. Adjusted net income at constant currency and adjusted diluted EPS at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Adjusted net income at constant currency of $1,123 million is calculated as Adjusted net income of $1,102 million adjusted for the impact of fluctuations in foreign currency exchange rates of $21 million. Adjusted diluted EPS at constant currency of $1.83 is calculated as adjusted diluted EPS of $1.80 adjusted for the impact of fluctuations in foreign currency exchange rates of $0.03 per diluted share.
CN | 2026 Quarterly Review – First Quarter 9

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2026 and 2025, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2026	2025
Debt (1)		$22,199	$20,792
Adjustments:
Operating lease liabilities, including current portion (2)		425	466
Pension plans in deficiency (3)		340	348
Adjusted debt		$22,964	$21,606
Net income		$4,705	$4,506
Interest expense		914	914
Income tax expense		1,553	1,422
Depreciation and amortization		1,929	1,923
Operating lease cost (4)		158	155
Other components of net periodic benefit income		(510)	(466)
Other income		(136)	(65)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		32	—
Loss on assets held for sale (7)		—	78
Adjusted EBITDA		$8,679	$8,467
Adjusted debt-to-adjusted EBITDA multiple (times)		2.65	2.55
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in the fourth quarter of 2025 in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to the analysis and advocacy for STB enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in Purchased services and material within the Consolidated Statements of Income.
(7)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada.
10 CN | 2026 Quarterly Review – First Quarter